Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2019 and December 31, 2018 and for the Six Months Ended June 30, 2019 and 2018

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Changes in Equity
Condensed Consolidated Interim Statement of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements

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Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss (unaudited)

For the Six Months Ended June 30, 2019 and 2018 (in CHF)

		SIX MONTHS ENDED JUNE 30
	Note	2019	2018
Research and development		(1,304,291)	(4,957,621)
General and administrative		(2,803,267)	(2,459,421)
Operating loss		(4,107,558)	(7,417,042)
Interest expense	4	(25,261)	(856,157)
Foreign currency exchange (loss), net		(264,121)	(65,914)
Revaluation gain from derivative financial instruments	4,5	531,245	3,907,958
Transaction costs	5	—	(411,316)
Loss before tax		(3,865,695)	(4,842,471)
Income tax gain	3	261,394	17,453
Net loss attributable to owners of the Company		(3,604,301)	(4,825,018)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00		(115,366)	1,085,102
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00		6,666	(19,029)
Other comprehensive income/(loss), net of taxes of CHF 0		(108,700)	1,066,073
Total comprehensive loss attributable to owners of the Company		(3,713,001)	(3,758,945)

Basic and diluted loss per share	8	(1.66)	(16.36)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

2

Condensed Consolidated Interim Statement of Financial Position (unaudited)

As of June 30, 2019 and December 31, 2018 (in CHF)

		JUNE 30,	DECEMBER 31,
	Note	2019	2018
ASSETS
Non-current assets
Property and equipment		19,851	33,895
Intangible assets		5,157,871	3,535,240
Derivative financial instruments		222,068	226,865
Other non-current financial assets		16,001	16,001
Total non-current assets		5,415,791	3,812,001

Current assets
Other receivables		301,304	320,374
Prepayments		224,428	351,283
Cash and cash equivalents		5,791,929	5,393,207
Total current assets		6,317,661	6,064,864

Total assets		11,733,452	9,876,865

EQUITY AND LIABILITIES
Equity
Share capital	5	1,306,892	710,336
Share premium		157,395,055	149,286,723
Foreign currency translation reserve		(37,345)	(44,011)
Accumulated deficit		(149,712,564)	(146,303,398)
Total shareholders' equity attributable to owners of the Company		8,952,038	3,649,650

Non-current liabilities
Derivative financial instruments	4, 5	139,287	675,328
Employee benefits		779,686	648,287
Deferred tax liabilities	3	79,592	340,986
Total non-current liabilities		998,565	1,664,601

Current liabilities
Loan	4	—	1,435,400
Trade and other payables		837,283	1,836,335
Accrued expenses		945,566	1,290,879
Total current liabilities		1,782,849	4,562,614
Total liabilities		2,781,414	6,227,215
Total equity and liabilities		11,733,452	9,876,865

 The accompanying notes form an integral part of these condensed consolidated interim financial statements

3

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)

As of June 30, 2019 and 2018 (in CHF)

	ATTRIBUTABLE TO OWNERS OF THE COMPANY
	NOTE	SHARE CAPITAL	SHARE PREMIUM	FX TRANSLATION RESERVE	ACCUMULATED DEFICIT	TOTAL EQUITY
As of January 1, 2018		19,349,556	114,648,228	(33,047)	(136,126,946)	(2,162,209)
Total comprehensive loss
Net loss		—	—	—	(4,825,018)	(4,825,018)
Other comprehensive (loss)/income		—	—	(19,029)	1,085,102	1,066,073
Total comprehensive loss		—	—	(19,029)	(3,739,916)	(3,758,945)
Transactions with owners of the Company
Reorganization of group structure	5	(24,347,208)	24,347,208	—	—	—
Transaction costs	5	—	(341,226)	—	—	(341,226)
Share based payments	7	—	—	—	(84,748)	(84,748)
Capital increase		5,120,000	(2,321,323)	—	—	2,798,677
Balance at June 30, 2018	5	122,348	136,332,887	(52,076)	(139,951,610)	(3,548,451)
As of January 1, 2019		710,336	149,286,723	(44,011)	(146,303,398)	3,649,650
Total comprehensive loss
Net loss		—	—	—	(3,604,301)	(3,604,301)
Other comprehensive income/(loss)		—	—	6,666	(115,366)	(108,700)
Total comprehensive income/(loss)		—	—	6,666	(3,719,667)	(3,713,001)
Transactions with owners of the Company
Transaction costs	5	—	(954,928)	—	—	(954,928)
Share based payments	7	—	—	—	310,501	310,501
Capital increase	5	596,556	9,063,260	—	—	9,659,816
Balance at June 30, 2019	5	1,306,892	157,395,055	(37,345)	(149,712,564)	8,952,038

The accompanying notes form an integral part of these condensed consolidated interim financial statements

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Condensed Consolidated Interim Statement of Cash Flows (unaudited)

For the Six Months Ended June 30, 2019 and 2018 (in CHF)

	Note	SIX MONTHS ENDED JUNE, 2019	SIX MONTHS ENDED JUNE, 2018

Cash flows from operating activities
Net loss		(3,604,301)	(4,825,018)
Adjustments for:
Depreciation		14,042	46,309
Unrealized foreign currency exchange (gain)/loss, net		(16,562)	151,775
Interest expense		19,087	845,112
Share based payments	7	308,181	(99,772)
Transaction costs		—	411,316
Employee benefits		16,033	113,320
Fair value derivative financial instruments		(531,245)	(3,907,958)
Deferred tax (gain)/loss	3	(261,394)	(17,453)

		(4,056,159)	(7,282,369)

Changes in:
Other receivables		19,070	(124,413)
Prepayments		126,855	172,095
Trade and other payables		(999,052)	1,073,926
Accrued expenses		(345,313)	(1,124,502)
Net cash used in operating activities		(5,254,596)	(7,285,263)

Cash flows from investing activities
Purchase of intangibles		(1,620,312)	(19,638)
Net cash used in / from investing activities		(1,620,312)	(19,638)

Cash flows from financing activities
Proceeds from public offering	5	9,659,815	5,282,425
Transaction costs		(954,928)	(1,004,893)
Repayment of loan	4	(1,463,328)	(7,033,604)
Interests paid		(3,745)	(339,047)
Net cash from financing activities		7,237,814	(3,095,119)

Net increase/(decrease) in cash and cash equivalents		362,906	(10,400,020)
Cash and cash equivalents at beginning of the period		5,393,207	14,973,369
Net effect of currency translation on cash		35,816	(151,578)
Cash and cash equivalents at end of the period		5,791,929	4,421,771

The accompanying notes form an integral part of these condensed consolidated interim financial statements

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AURIS MEDICAL HOLDING Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2019 and December 31, 2018 and for the Six Months Ended June 30, 2019 and 2018 (in CHF)

1. Reporting entity

Auris Medical Holding Ltd. (the “Company” or “Auris Medical (Bermuda)”) is an exempted company incorporated under the laws of Bermuda. The Company began its operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG (“Auris Medical (Switzerland)”). Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). On March 18, 2019, the common shares of Auris Medical Holding Ltd. began trading on the Nasdaq Capital Market under the trading symbol “EARS”. The Company’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On May 1, 2019, the Company effected a one-for-twenty reverse share split (the “2019 Reverse Share Split”) of the Company’s issued and outstanding common shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the the 2019 Reverse Share Split.

On March 13, 2018, Auris NewCo Holding AG (“Auris NewCo”) merged (the “Merger”) with Auris Medical Holding AG (“Auris OldCo”), a corporation (Aktiengesellschaft) organized in accordance with Swiss law and domiciled in Switzerland. The Merger took place following Auris OldCo shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Auris NewCo changed its name to Auris Medical Holding AG following consummation of the Merger.

Unless indicated or the context otherwise requires, (i) all references in this report to our common shares as of any date prior to March 13, 2018 refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.40 per share (pre-2019 Reverse Share Split)) prior to the 10:1 “reverse share split” effected through the Merger, (ii) all references to the Company’s common shares as of, and after, March 13, 2018 and prior to the Redomestication refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.02 per share (pre-2019 Reverse Share Split)) after the 10:1 “reverse share split” effected through the Merger, (iii) all references to the Company’s common shares as of, and after, the Redomestication on March 18, 2019 refer to the common shares of Auris Medical (Bermuda) (having a par value of CHF 0.02 per share (pre-2019 Reverse Share Split), and (iv) the Company’s common shares after May 1, 2019 the date of the Reverse share split have a nominal value of CHF 0.40.

These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). These condensed consolidated interim financial statements also include financial information of Auris Medical Holding AG prior to the Redomestication and of Auris OldCo prior to the Merger as discussed in the basis of preparation. The Company is the ultimate parent of the following Group entities:

•	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000
•	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000
•	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000
•	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

The Group is primarily involved in the development of novel products that address important unmet medical needs in neurotology and central nervous system disorders. The Group is primarily focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201). These projects have gone through two Phase 1 trials and moved into proof-of-concept studies in 2019.

2. Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of June 30, 2019 and December 31, 2018 and for the six months ended June 30, 2019 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2018.

These condensed consolidated interim financial statements include all adjustments that are necessary to fairly state the results of the interim period. The Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

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Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2018 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on August 12, 2019.

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Considering reorganization / Merger

The 2018 Merger is not a business combination and is accounted for as a reorganization. Therefore, the condensed consolidated interim financial statements of the Company for the comparison period are a continuation of the financial information of Auris OldCo except that the condensed consolidated interim financial statements reflect a reclassification between share capital and share premium in order to reflect the share capital of Auris NewCo.

Redomestication

The Redomestication of the Company from Switzerland to Bermuda is a continuance of its business. Therefore, the condensed consolidated interim financial statements present the operation of Auris Medical Holding AG for the time before the Redomestication and of Auris Medical Holding Ltd for the time following the Redomestication.

2019 Reverse Share Split

The Company effected the 2019 Reverse Share Split of its common shares at a ratio of 1-for-20. No fractional common shares were issued as fractional common shares were settled in cash. Impacted amounts and share information included in the condensed consolidated interim financial statements and notes thereto have been adjusted for the reverse share split as if such reverse share split occurred on the first day of the periods presented. Certain amounts in the notes to the condensed consolidated interim financial statements may be slightly different than previously reported due to rounding of fractional shares as a result of the reverse share split.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2018 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group adopted IFRS 16 Leases, which replaced IAS 17 Leases and IFRIC 4 Determining whether an arrangement contains a lease, with effect from 1 January 2019. The standard stipulates that all leases and the contractual rights and obligations should generally be recognized in the lessee’s Statement of Financial Position, unless the term of the lease is 12 months or less or the lease value is for a low value asset. The Company’s only lease obligation is for 6 months and therefore The Company has decided not to apply the new guidance to leases whose term will end within twelve months of the initial application. In such cases, the leases will be accounted for as short term leases and the lease payments associated with them will be recognized as an expense from short term leases.

The Group has not early adopted any standard, interpretation or amendment that was issued, but is not yet effective.

A number of new standards, amendments to standards and interpretations are effective for the Group’s 2019 reporting year. The application of these new standards, amendments to standards and interpretations does not have material impact on the financial statements of the Group.

Asset Purchase

On May 14, 2019, one of our subsidiaries entered into an agreement to purchase patents related to the use of betahisine for the treatment of depression and attention-deficit / hyperactivity disorder (ADHD).

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3. Taxation

The Group’s income tax expense recognized in the condensed interim consolidated statement of profit or loss is presented as follows:

	SIX MONTHS ENDED
	June 30, 2019	June 30, 2018
Deferred income tax expense	—	—
Deferred income tax gain	261,394	17,453
Total income tax (expense)/gain	261,394	17,453

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of June 30, 2019 and 2018 is presented as follows:

	June 30, 2019	June 30, 2018
Deferred Tax liabilities
Intangible assets	(211,233)	(354,116)
Hercules Loan & Warrant	—	(8,377)
Derivative financial asset	(17,388)	(19,759)
Total	(228,621)	(382,252)
Deferred Tax assets
Net operation loss (NOL)	149,029	220,895
Total	149,029	220,895
Deferred Tax, net	(79,592)	(161,357)

4. Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to $20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. Prior to its payoff in January 2019, the loan matured on January 2, 2020 and bore interest at a minimum rate of 9.55% per annum, and was subject to the variability of the prime interest rate. The loan was secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts. On April 5, 2018 the Company entered into an agreement with Hercules whereby the terms of the Hercules Loan and Security Agreement were amended to eliminate the $5 million liquidity covenant in exchange for a repayment of $5 million principal amount outstanding under the Hercules Loan and Security Agreement. The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs. Subsequent to initial recognition, the loan was measured at amortized cost using the effective interest method. On January 31, 2019, the Company made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of $788.00 per common share for no consideration to the Company in exchange for the Company’s payment to Hercules (this resulted in a gain of CHF 3,804 recorded under Revaluation gain from derivative financial instruments)

5. Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares
	Number
	2019	2018
As of January 1	1,775,839	2,418,695
Common shares issued for capital increase	1,491,389	640,000
Issuance of Auris NewCo shares	—	305,869
Cancellation for Auris OldCo shares	—	(3,058,695)
Shares outstanding after Merger on March 13, 2018	—	305,869
Total, as of June 30	3,267,228	305,869

All shares have a par value of CHF 0.40 after the 2019 Reverse Share Split (respective CHF 0.02 before the Reverse Share Split) and are fully paid in. As of June 30, 2019, the par value of the 3,267,228 issued shares amounted to CHF 1,306,891.20 (as of June 30, 2018, the nominal value of 305,869 issued shares amounted to CHF 122,347.60).

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As of March 13, 2018, following consummation of the Merger, the number of shares were reduced by the ratio of 10 to 1 (resulting in a “reverse share split”). The nominal value per Auris OldCo share compared to Auris NewCo share went from CHF 0.40 to CHF 0.02 (pre-Reverse Share Split). This resulted in a reduction of share capital and in a concurrent increase in share premium, totaling to CHF 24,347,208, presented in the statement of changes in equity in the line reorganization of group structure.

Equity Offerings

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants is CHF 0.01 per common share and for the warrants is CHF 4.34. The net proceeds to us from the May 2019 Registered Offering were approximately $7.6 million, after deducting underwriting discounts and other offering expenses payable by us. There is no obligation for the company to repay any of the funds received in case pre-funded warrants will not be exercised.

Related to the May 2019 Registered Offering, the Company had transaction costs amounting to CHF 868,296. The transactions costs of CHF 868,296 were charged to equity for the issuance of the common shares.

On November 30, 2018, the Company entered into a sales agreement, as amended (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of $25.0 million. As of August 9, 2019, the Company has sold 129,790 of its common shares for an aggregate offering price of $1.3 million pursuant to the A.G.P. Sales Agreement.

On November 27, 2018 and December 11, 2018, the Company entered into purchase agreements with FiveT Capital AG, providing for the issuance and sale by the Company of an aggregate of 165,750 of its common shares for an aggregate purchase price of CHF 1.6 million in two separate registered direct offerings.

On July 17, 2018 the Company completed a public offering of 897,435 common shares with a nominal value of CHF 0.40 each, Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares (the “July 2018 Registered Offering”). The exercise price for both series Warrants at the time of the July 2018 Registered Offering was CHF 7.80 per common share. In accordance with the terms of certain Series B warrants, the exercise price for certain Series B warrants was reduced to CHF 3.95 following the 2019 May Registered Offering. The net proceeds to the Company from the July 2018 Registered Offering were approximately CHF 6.2 million, after deducting underwriting discounts and other offering expenses payable by us.

Related to the July 2018 Registered Offering, the Company had transaction costs amounting to CHF 851,692. The transactions costs were recorded as CHF 742,833 charged to equity for the issuance of the common shares and CHF 108,809 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

As of June 30, 2019 the fair value of the warrants issued in the July 2018 Registered Offering amounted CHF 44,326. Therefore, the fair value decreased by the total amount of CHF 171,246 in the current year (fair value as of December 31, 2018: CHF 215,572).

On May 2, 2018 the Company entered into a purchase agreement (the “2018 Commitment Purchase Agreement”) and a registration rights agreement (the “2018 Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the 2018 Commitment Purchase Agreement, LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. As of August 9, 2019, the Company has issued an aggregate of 117,500 common shares for aggregate proceeds of CHF 1.2 million to LPC under the 2018 Commitment Purchase Agreement. The 2018 Commitment Purchase Agreement replaces the 2017 Commitment Purchase Agreement, which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 common shares and prior to its termination, the Company had issued an aggregate of 130,000 common shares for aggregate proceeds of CHF 1.7 million to LPC under the 2017 Commitment Purchase Agreement.

Related to the LPC agreement, the Company had transaction costs amounting to CHF 349,907. The payment of CHF 252,351 in order to give the Company the option to require LPC to purchase common shares was recorded as a derivative financial instrument and classified as a non-current asset, and CHF 97,556 to finance expense in the statement of profit or loss and comprehensive loss.

On January 30, 2018, the Company completed a public offering of 62,499 common shares with a nominal value of CHF 0.40 (pre-2019 Reverse Share Split) each and concurrent offering of 37,499 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately CHF 4.5 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 37,499 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of $100.00 per common share.

Related to the January 2018 Registered Offering, the Company had transaction costs amounting to CHF 654,985. The transaction costs were recorded as CHF 341,226 charged to equity for the issuance of the common shares and CHF 313,760 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

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As of June 30, 2019 the fair value of the warrants issued in the January 2018 Registered Offering amounted to CHF 73,237. Therefore, the fair value decreased by the total amount of CHF 216,413 in the current year (fair value as of December 31, 2018: CHF 289,651).

On October 10, 2017 the Company entered into a purchase agreement (the “2017 Commitment Purchase Agreement”) and a Registration Rights Agreement (the “2017 Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC. Pursuant to the purchase agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the purchase agreement. On January 23, 2018, the Company issued 300,000 of our common shares to LCP for an aggregate amount of CHF 136,077 under the purchase agreement.

On February 21, 2017, in connection with a public offering of 62,499 common shares, the Company issued 50,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of $240 per common share. Additionally, the underwriter was granted a 30-day option to purchase up to 7,500 additional common shares and/or 7,500 additional warrants, of which the underwriter partially exercised its option for 6,750 warrants.

As of June 30, 2019 the fair value of the warrants amounted to CHF 21,723. Therefore, the fair value decreased by the total amount of CHF 144,578 in the current year (fair value as of December 31, 2018: CHF 166,301). Since its initial recognition, the fair value decreased by CHF 5,068,740, resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,090,463).

Issue of common shares upon exercise of options

During the six months ended June 30, 2019, no options were exercised.

6. Employee benefits

	SIX MONTHS ENDED
	JUNE 30, 2019	JUNE 30, 2018
Salaries	991,666	1,469,707
Pension costs	73,788	202,756
Share based compensation expense/(gain)	308,181	(99,772)
Other employee costs and social benefits	76,573	213,082
Total employee benefits	1,450,208	1,785,773

7. Share based payments

Share based compensation net loss of CHF 310,500 was recognized for the six months ended June 30, 2019. Share based compensation expense related to employee stock options amounted to CHF 308,181 for the six months ended June 30, 2019 (for the six months ended June 30, 2018 a gain of CHF 84,748).

Share based compensation expense of CHF 2,319 related to the purchase of intangibles was capitalized for the six months ended June 30, 2019. A total of 127,894 options were granted in the six months ended June 30, 2019. The exercise price of the options granted as share base compensation under the Equity Incentive Plan to employees for 126,644 options is US$ 5.75 per share and the exercise price for the 1,250 options granted in connection with the purchase of the intangible is $3.68. The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2018.

8. Loss per share

	SIX MONTHS ENDED
	June 30, 2019	June 30, 2018
Loss attributable to owners of the Company	(3,604,301)	(4,825,018)
Weighted average number of shares outstanding*	2,173,307	294,914
Basic and diluted loss per share	(1.66)	(16.36)

* The basic and diluted loss per share for the period ended June 30, 2018 is revised to reflect the reverse-split ratio of 1 for 10 following the Merger on March 13, 2018. In addition, basic and diluted loss per share for the period ended June 30, 2019 and 2018 have been adjusted for the 2019 Reverse Share Split on May 1, 2019 with a ratio of 1 for 20.

For the six months ended June 30, 2019 and June 30, 2018 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans or for warrants, as they would be anti-dilutive. As of August 9, 2019, the Company had 176,283 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2019 and June 30, 2019 was 68,890 (14,023 for the period between January 1, 2018 and June 30, 2018).

9. Events after the Reporting Period

None.

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